EXHIBIT 99.1

News Release dated February 3, 2014, Suncor Energy appoints new members to Board of Directors

News Release

FOR IMMEDIATE RELEASE

Suncor Energy appoints new members to Board of Directors

Calgary, Alberta (Feb. 3, 2014) — John Ferguson, Chairman of Suncor Energy is pleased to announce the appointment of John D. Gass and Michael M. Wilson to the company’s Board of Directors.

John Gass is former vice president, Chevron Corporation and former president, Chevron Gas and Midstream — positions he held from 2003 until his retirement in 2012. He has extensive international experience, having served in a diverse series of operations positions in the oil and gas industry with increasing responsibility throughout his career.

Mr. Gass graduated from Vanderbilt University in Nashville, Tennessee with a bachelor’s degree in civil engineering. He also holds a master’s degree in civil engineering from Tulane University in New Orleans, Louisiana. Mr. Gass serves as a director of Southwestern Energy Co. and Weatherford International Ltd. He is also on the Board of Visitors for the Vanderbilt School of Engineering and is a member of the Advisory Board for the Vanderbilt Eye Institute. A resident of Florida, he is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Michael Wilson is former president and chief executive officer of Agrium Inc., which is headquartered in Calgary. He previously served as executive vice president and chief operating officer before being promoted to his most recent role in 2003. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company.

Mr. Wilson has a bachelor’s degree in chemical engineering from the University of Waterloo and currently serves on the boards of Agrium Inc., Celestica Inc. and Finning International. He currently serves as chair of the Calgary Prostate Cancer Foundation.

“Both of these individuals have significant experience and expertise,” said Mr. Ferguson. “With their extensive knowledge of the resource industry, they bring further strength to our Board of Directors.”

For full biographies and further information on Suncor’s Board of Directors, visit suncor.com.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

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media@suncor.com

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Investor inquiries:

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